SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

Press Release of July 31, 2008 – Results for the six months ended June 27, 2008 (IFRS).

RESULTS FOR THE SIX MONTHS ENDED 27 JUNE 2008 (IFRS)

HALF YEAR HIGHLIGHTS

•                  Volume of 1,014 million unit cases, 5% above 2007. Net revenue rose to €3,314 million, 7% above 2007.

•                  Operating profit (EBIT) of €313 million, 5% below prior year.

•                  Net profit of €210 million, 5% below prior year, and earnings per share of €0.58, 5% below prior year.

SECOND QUARTER HIGHLIGHTS

•                  Volume of 585 million unit cases, 3% above 2007. Net revenue rose to €1,942 million, 5% above 2007.

•                  Operating profit (EBIT) of €247 million, 9% below prior year.

•                  Net profit of €182 million, 8% below prior year, and earnings per share of €0.50, 7% below prior year.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“Our market update in June highlighted the difficult trading environment that the sector is facing. With the early implementation of several initiatives to meet near term profitability challenges, we believe we can achieve our full year guidance. Clearly, however, the economic climate, together with input costs remains uncertain, and we will continue to be watchful of developments.

We remain focused on our long-term strategic priorities and our balance sheet retains the flexibility required to pursue additional opportunities. We will continue to invest in future platforms for growth, given our long-term view of the marketplace, and the confidence that we have in our ability to leverage our superior marketplace execution and route-to-market capabilities. In addition, the evolution of our portfolio of products continues to resonate with the long-term wellness trends we are seeing in our territories.”

	Half year	Half year	%	Q2	Q2%
Group Financial Results	2008	2007	change	2008	2007	change
Volume (million unit cases)	1,013.7	970.0	5%	584.9	567.7	3%

Net sales revenue (€ million)	3,314.4	3,099.9	7%	1,941.7	1,844.5	5%

Operating profit (EBIT in € million)	313.3	330.8	-5%	246.8	270.6	-9%

Net profit attributable to shareholders (€ million)	209.6	221.7	-5%	181.5	196.3	-8%

EPS (€)	0.58	0.61	-5%	0.50	0.54	-7%

31 July 2008

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) reported an earnings per share decline of 5% in first half of 2008 cycling strong growth of 15% in the comparable prior-year period. Trading performance in the first half was adversely impacted by poor weather in several countries, challenging economic conditions affecting consumer spending behaviour in a few of our markets, and  one-off factors including a third party transportation strike in Greece and early problems with implementing SAP in two of our countries. These factors combined with rapidly escalating PET costs in the second quarter resulted in operating profit declining in the first half by 5%.

Volume grew by 5% in the first half of 2008, successfully cycling 13% volume growth in the comparable prior-year period.  Volume growth was achieved across all beverage categories and reporting segments in the first six months.  Sparkling beverages volume grew 2% with growth in premium brands partly offset by a planned volume decline in our value brands.  The successful launch of Coca-Cola Zero in 11 additional markets in 2008 contributed to growth in trademark Coca-Cola of 3% during the first six months and growth in light sparkling beverages of 12%. Our burn energy drink grew by over 50% in the first half of the year as we continue to expand brand availability into new consumption occasions and across our expanding network of coolers.

Still beverages and water grew by 9% in the first half of 2008 driven by double-digit growth in the juice and tea categories as we continue to track consumer wellness trends through innovation and marketplace initiatives.  We expanded our premium ready-to-drink tea range with the launch of Nestea Vitao in an additional 6 markets including Russia, Romania and the Czech Republic. During the quarter we launched our Amita brand in Italy as we aim to expand our presence in the juice category in this country.  Amita has been introduced in 11 flavour variants in Italy in single-serve packages and is being supported with product sampling, a print campaign and dedicated branded cooler expansion. In line with our strategy of driving higher value in the water category, we recently launched Avra Herbal in Greece, a new range of enhanced waters available in sage, lemongrass and mint flavours.

Following the finalisation of our three-way coffee joint venture agreement with illycaffè SpA and The Coca-Cola Company, we launched illy ready-to-drink coffee in 9 countries during the second quarter of 2008.  The joint venture will enable Coca-Cola Hellenic to capitalise on opportunities in a fast growing, high value category. The illy-branded products are available in three flavours – Caffè, Cappuccino and Latte Macchiato – and are being sold in stylish, premium cans across both the immediate and future consumption channels.

Operational Review by Reporting Segments

Established markets

	Half year	Half year	%	Q2	Q2%
	2008	2007	change	2008	2007	change
Volume (million unit cases)	339.7	332.4	2%	190.3	188.2	1%

Net sales revenue (€ million)	1,341.7	1,317.4	2%	752.9	749.5	—

Operating profit (EBIT in € million)	146.7	151.2	-3%	98.3	111.8	-12%

•                  Unit case volume was 340 million in the first half of 2008, 2% above the prior year, cycling solid growth of 5% in the prior-year period. Unit case volume was 190 million for the second quarter, 1% above the prior year.

•                  In Greece, low single-digit volume growth was achieved in both the quarter and first six months despite disruptions to our operations caused by a twelve day general transportation strike in May which significantly impacted our ability to fulfil consumer demand during a high-selling period.

•                  Low single-digit volume growth was achieved in Ireland while unseasonally colder and wetter weather in Austria resulted in volumes declining in the low single digits in the quarter.

•                  Although Switzerland was also adversely impacted by unfavourable weather conditions during the quarter, volumes grew in the low single digits, largely driven by the continued success of Coke Zero which continues to support growth in the sparkling beverages category.

•                  Volumes in Italy remained stable with trading performance negatively impacted by early signs of deteriorating consumer confidence and unusually high rainfall which impacted our higher-margin single-serve packages in the immediate consumption channels.

•                  Established markets contributed €147 million to the Group’s EBIT for the first half of 2008, 3% below the prior year and €98 million for the second quarter, 12% below the prior year on a comparable basis.  Profitability in the quarter was impacted by negative channel and package mix, one-off costs associated with the Greek transportation strike and higher marketing costs for the EURO 2008 football tournament in Austria and Switzerland.

Developing markets

	Half year	Half year	%	Q2	Q2%
	2008	2007	change	2008	2007	change
Volume (million unit cases)	190.1	184.4	3%	113.0	110.3	2%

Net sales revenue (€ million)	629.2	559.4	12%	384.1	343.0	12%

Operating profit (EBIT in € million)	47.1	47.9	-2%	48.9	45.1	8%

•                  Unit case volume grew 3% in the first half of 2008, cycling strong growth of 16% in the comparable prior-year period. Unit case volume was 113 million for the second quarter, 2% above the prior year.

•                  Sparkling beverages volume grew 2% in the first half, with premium brands growth of 5% partly offset by the continued planned decline in our Lift value brand as we focus on driving profitable volume growth. Combined, still and water beverages grew in the mid-single digits largely driven by strong performances in the tea and water categories.

•                  Poland, our largest country in this segment, grew volumes in the mid-single digits in the quarter with gains achieved across all product categories.

•                  Czech Republic returned to volume growth in the quarter as early problems related to fulfilment of customer orders following the implementation of SAP in the first quarter were fully resolved.

•                  Hungary achieved a modest volume decline in the first half with the ongoing impact from an earlier government austerity package adversely impacting consumer confidence and spending.

•                  Developing markets contributed €47 million to the Group’s EBIT for the first half, representing a decrease of 2% over the prior year and €49 million for the second quarter, 8% above the prior year.

•                  Operating profit performance in the first half was adversely impacted by negative channel and product mix, higher marketing costs related to the launch of Coke Zero and one-off costs associated with the roll-out of SAP in the Czech Republic and Slovakia.

Emerging markets

	Half year	Half year	%	Q2	Q2%
	2008	2007	change	2008	2007	change
Volume (million unit cases)	483.9	453.2	7%	281.6	269.2	5%

Net sales revenue (€ million)	1,343.5	1,223.1	10%	804.7	752.0	7%

Operating profit (EBIT in € million)	119.5	131.7	-9%	99.6	113.7	-12%

•                  Unit case volume grew 7% in the first half of 2008, cycling strong 18% growth in the first half of the prior year. Unit case volume was 282 million for the second quarter, 5% above the prior year.

•                  Sparkling beverages volume grew in the mid-single digits in the first half, led by growth in our premium brands, which was partly offset by a planned decline in our Fruktime value brand in Russia and Ukraine.  Still beverages growth in the double digits was led by strong gains in the juice and tea categories, while water grew in the mid-single digits.

•                  Bulgaria and Serbia led segmental performance with volume growth in the mid-teens in the second quarter, while volumes in Romania and Nigeria grew in the high single digits.

•                  Russia volume was comparable with the prior year quarter, with trading performance primarily impacted by unfavourable weather across most of the country late in the second quarter. Importantly though, we have gained volume and value share in Russia across non-alcoholic ready-to-drink beverages for both periods under review.

•                  Weakening consumer confidence and adverse weather conditions in the second quarter, contributed to growth in Ukraine moderating to low single digits.

•                  Emerging markets contributed €120 million to the Group’s EBIT for the first half, representing a decrease of 9% over the prior year and €100 million for the quarter, 12% below the prior year, on a comparable basis.

•                  Operating profit in this segment in both the second quarter and year-to-date has been adversely impacted by negative mix, higher juice commodity and distribution costs related to our Multon business in Russia and increased warehouse and distribution costs.

2008 Full Year Outlook

Coca-Cola Hellenic’s operating performance in the first half of 2008 reflects the impact of rising commodity costs, adverse weather, challenging economic conditions in a few markets and other one-off related costs. While these near-term factors are creating a challenging operating environment and we remain cautious of current market conditions, longer-term we continue to believe that Coca-Cola Hellenic’s proven strategy offers a solid platform for growth. This continues to be supported by our balanced portfolio of countries with exposure to higher growth markets, a diverse and expanding product range and best-in-class market execution capabilities.

In the near term, we have identified and implemented initiatives to counter current profitability challenges, and therefore in line with the trading update we provided in June, we reaffirm our full year financial targets for 2008, as follows:

•                  Volume growth of approximately 6%,

•                  EBIT growth of approximately 5%-7%,

•                  EPS of approximately €1.37-€1.40, an increase of 5%-8%.

We plan to continue to invest in growing our business and expect net capital expenditure to be approximately €600 million in 2008 including investment in building a front-end SAP platform which is expected to support further development of our sales capabilities and enhance customer service levels. We remain focused on driving higher returns on our investments (ROIC) for the long-term. However, the challenging operating environment we are witnessing in 2008 is expected to result in a flat to slight decline in our ROIC versus the prior year.

Group Financial Review

	Six months
	2008	2007	% Change
	€ million	€ million
Volume in unit cases (in millions)	1,013.7	970.0	+5%
Net sales revenue	3,314.4	3,099.9	+7%
Cost of goods sold	(1,974.8)	(1,837.8)	+7%
Gross profit	1,339.6	1,262.1	+6%
Total operating expenses	(1,026.3)	(931.3)	+10%
Operating profit (EBIT)	313.3	330.8	-5%
EBITDA	496.1	504.8	-2%
Net profit attributable to shareholders	209.6	221.7	-5%
Basic EPS (in euro)	0.58	0.61	-5%

	Six months
	2008	2007	% Change
	€ million	€ million
Volume in unit cases (in millions)	584.9	567.7	+3%
Net sales revenue	1,941.7	1,844.5	+5%
Cost of goods sold	(1,144.3)	(1,069.3)	+7%
Gross profit	797.4	775.2	+3%
Total operating expenses	(550.6)	(504.6)	+9%
Operating profit (EBIT)	246.8	270.6	-9%
EBITDA	340.5	360.3	-5%
Net profit attributable to shareholders	181.5	196.3	-8%
Basic EPS (in euro)	0.50	0.54	-7%

Net sales revenue

Net sales revenue increased by 7% during the first half and 5% during the second quarter versus the comparable periods in 2007. Net sales revenue per unit case for the Group increased by approximately 4% on a currency neutral basis in both the first half and second quarter of 2008 versus 2007. In terms of segments, net sales revenue per unit case grew by approximately 1%, 2% and 9% in the established, developing and emerging segments respectively, on a currency neutral basis in the first half of 2008 versus the prior year.

Cost of goods sold

Cost of goods sold increased by 7% during the first half and second quarter of 2008 versus the same periods in the prior year.  Cost of goods sold per unit case, on a currency neutral basis, increased by 5% for the first half, driven primarily by increases in raw material costs, particularly PET resin and juice concentrate.

Gross profit

In the first half year, gross profit margins decreased from 40.7% last year to 40.4% this year.  In the second quarter, gross profit margins decreased from 42.0% in 2007 to 41.1% this year.  The reductions in gross margin were primarily driven by increases in raw material costs as well as negative channel mix.

Operating expenses

Total operating expenses increased by 10% in the first half of 2008 and by 9% in the second quarter versus the same periods in 2007. The increase reflects higher sales and marketing costs as we strengthen our route-to-market capabilities and support the launch of Coke Zero in eleven additional markets in 2008.  In addition, increased distribution costs from higher fuel prices have contributed to higher operating expenses.

Operating profit (EBIT)

Operating profit decreased by 5% for the first six months of the year from €331 million last year to €313 million and by 9% for the second quarter  from €271 million to €247 million.  Volume weakness in certain markets, decreases in gross margin due to raw material input cost increases and higher operating expenses resulted in operating margins decreasing by 122 basis points in the first half.

Tax

Coca-Cola Hellenic’s effective tax rate for the first half of 2008 was approximately 17% versus 22% in the previous year.  The effective tax rate for the Company varies quarterly based on the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit for the first half of 2008 decreased by 5% from €222 million in 2007 to €210 million and by 8% for the second quarter from €196 million in 2007 to €182 million in 2008.

Cash flow

Cash flow generated from operating activities decreased by €61 million from €340 million during the first half of 2007 to €279 million in 2008.  Including the impact of net capital expenditure, operating cash flow was negative €50 million during the first half of 2008, compared to positive €118 million in the same period in the previous year. The decrease in the cash flow was primarily driven by increases in working capital due to higher trade debtors, increases in the value of inventory and raw material holdings from higher raw materials costs and increases in capital expenditure in line with our business plan.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €329 million for the first half of 2008 (10% of net sales revenue), compared to €223 million (7% of net sales revenue) in 2007.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 550 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the second quarter of 2008 financial results on 31 July 2008 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact:	Tel: +30 210 618 3255
Coca-Cola Hellenic	email: george.toulantas@cchellenic.com
George Toulantas
Deputy Investor Relations Director

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:	Tel: +1 212 850 5600
Financial Dynamics US	email: david.roady@fd.com
David Roady

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

The annual report of Coca-Cola Hellenic on Form 20-F was filed with the U.S. Securities and Exchange Commission on June 30, 2008.  Coca-Cola Hellenic will make available to any interested shareholder, upon request, a hard copy of this annual report on Form 20-F entirely free of charge.

Condensed consolidated income statement (unaudited)

		Six months to	Six months to
	Note	27 June 2008	29 June 2007
		€ million	€ million

Net sales revenue	3	3,314.4	3,099.9

Cost of goods sold		(1,974.8)	(1,837.8)

Gross profit		1,339.6	1,262.1

Operating expenses		(1,026.3)	(931.3)

Operating profit (EBIT)	3	313.3	330.8

Finance costs	4	(50.4)	(36.8)
Share of results of equity method investments		(0.4)	0.3

Profit before tax		262.5	294.3

Tax	5	(44.9)	(66.0)

Net profit for the period		217.6	228.3

Attributable to:
Minority interests		8.0	6.6
Shareholders of the Group		209.6	221.7
		217.6	228.3

Basic earnings per share (euro)	6	0.58	0.61
Diluted earnings per share (euro)	6	0.57	0.61

Volume (million unit cases)	3	1,013.7	970.0

EBITDA (€ million)	3	496.1	504.8

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

		Three months to	Three months to
	Note	27 June 2008	29 June 2007
		€ million	€ million

Net sales revenue	3	1,941.7	1,844.5

Cost of goods sold		(1,144.3)	(1,069.3)

Gross profit		797.4	775.2

Operating expenses		(550.6)	(504.6)

Operating profit (EBIT)	3	246.8	270.6

Finance costs	4	(27.1)	(16.9)
Share of results of equity method investments		—	0.4

Profit before tax		219.7	254.1

Tax	5	(33.4)	(53.4)

Net profit for the period		186.3	200.7

Attributable to:
Minority interests		4.8	4.4
Shareholders of the Group		181.5	196.3
		186.3	200.7

Basic and diluted earnings per share (euro)	6	0.50	0.54

Volume (million unit cases)	3	584.9	567.7

EBITDA (€ million)	3	340.5	360.3

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated balance sheet (unaudited)

		As at	As at
	Note	27 June 2008	31 December 2007
		€ million	€ million
Assets

Intangible assets	7	1,896.6	1,913.0
Property, plant and equipment	7	3,097.1	2,857.8
Other non-current assets		124.2	111.7

Total non-current assets		5,117.9	4,882.5

Inventories		727.2	509.2
Trade and other receivables		1,394.2	1,045.6
Cash and cash equivalents	8	339.9	197.0

Total current assets		2,461.3	1,751.8

Total assets		7,579.2	6,634.3

Liabilities

Short-term borrowings	8	892.3	316.3
Other current liabilities		1,758.3	1,266.2

Total current liabilities		2,650.6	1,582.5

Long-term borrowings	8	1,196.7	1,582.4
Other non-current liabilities		483.3	417.1

Total non-current liabilities		1,680.0	1,999.5

Shareholders’ equity		3,152.4	2,956.8
Minority interests		96.2	95.5

Total equity		3,248.6	3,052.3

Total equity and liabilities		7,579.2	6,634.3

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated cash flow statement (unaudited)

	Note	Six months to 27 June 2008	Six months to 29 June 2007
		€ million	€ million

Operating activities:
Operating profit		313.3	330.8
Depreciation of property, plant and equipment	7	174.7	169.9
Amortisation and adjustments to intangible assets	7	3.4	1.3
Employee share options		4.7	2.8
		496.1	504.8

(Gains) / losses on disposal of non-current assets		(18.2)	2.1
Increase in inventories		(219.3)	(142.2)
Increase in trade and other receivables		(353.5)	(297.9)
Increase in trade payables and other liabilities		412.7	310.8
Tax paid		(38.8)	(37.5)
Cash flow generated from operating activities		279.0	340.1

Investing activities:
Payments for purchase of property, plant and equipment and intangible assets		(312.7)	(218.9)
Receipts from disposal of property, plant and equipment		11.9	4.4
Receipts from disposal of intangible assets		28.3	—
Net (payments for) / receipts from investments		(14.6)	1.2
Net payments for acquisitions		(0.4)	(12.8)
Net cash used in investing activities		(287.5)	(226.1)

Financing activities:
Proceeds from shares issued to employees exercising stock options		20.8	—
Net increase / (decrease) in borrowings		215.1	(54.8)
Principal repayments of finance lease obligations		(28.5)	(8.0)
Net interest paid		(51.6)	(39.4)
Dividends paid		(3.1)	(2.6)
Net cash generated from / (used in) financing activities		152.7	(104.8)

Increase in cash and cash equivalents		144.2	9.2

Movement in cash and cash equivalents:

Cash and cash equivalents at 1 January		197.0	305.5
Increase in cash and cash equivalents		144.2	9.2
Effect of changes in exchange rates		(1.3)	(0.3)
Cash and cash equivalents		339.9	314.4

The notes on pages 18 to 22 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of the Group
			Exchange
	Share	Shar	equalisation	Other	Retained		Minority	Total
	capital	premeium	reserve	reserves	earnings	Total	interest	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for the period	—	—	—	—	221.7	221.7	6.6	228.3
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.1	—	2.1	—	2.1
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit and loss for the period	—	—	—	0.3	—	0.3	—	0.3
Foreign currency translation	—	—	(1.0)	—	—	(1.0)	(0.5)	(1.5)
Tax on items taken directly to or transferred from equity	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Comprehensive (loss) / income for the period	—	—	(1.0)	0.8	221.7	221.5	6.1	227.6
Share based compensation :
Options	—	—	—	2.8	—	2.8	—	2.8
Movement in treasury shares	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Appropriation of reserves	—	—	—	15.6	(15.6)	—	—	—
Dividends	—	—	—	—	(77.5)	(77.5)	(6.6)	(84.1)
Balance as at 29 June 2007	121.0	1,697.5	131.5	316.5	510.2	2,776.7	93.3	2,870.0
Net profit for the period	—	—	—	—	250.6	250.6	7.9	258.5
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.0	—	2.0	—	2.0
Cash flow hedges:
Losses transferred to profit and loss for the period	—	—	—	0.3	—	0.3	—	0.3
Foreign currency translation	—	—	(41.4)	—	—	(41.4)	0.1	(41.3)
Tax on items taken directly to or transferred from equity	—	—	—	(0.5)	—	(0.5)	—	(0.5)
Comprehensive (loss) / income for the period	—	—	(41.4)	1.8	250.6	211.0	8.0	219.0
Bonus shares	60.6	(61.2)	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	8.7	—	8.7
Share based compensation:
Options	—	—	—	3.0	—	3.0	—	3.0
Movement in treasury shares	—	—	—	0.2	—	0.2	—	0.2
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	(3.2)	3.2	—	—	—
Statutory minimum dividend	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	—	—	(5.8)	(5.8)
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3

	Attributable to equity holders of the Group
			Exchange
	Share	Share	equalisation	Other	Retained		Minority	Total
	capital	premium	reserve	reserves	earnings	Total	interest	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Net profit for the period	—	—	—	—	209.6	209.6	8.0	217.6
Valuation losses on available-for-sale investments taken to equity	—	—	—	(2.9)	—	(2.9)	—	(2.9)
Gains on disposal of available-for-sale investments transferred to profit and loss of the period	—	—	—	(4.8)	—	(4.8)	—	(4.8)
Cash flow hedges:
Losses taken to equity	—	—	—	(5.5)	—	(5.5)	—	(5.5)
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	19.8	—	—	19.8	(2.5)	17.3
Tax on items taken directly to or transferred from equity	—	—	—	2.7	—	2.7	—	2.7
Comprehensive income / (loss) for the period	—	—	19.8	(9.9)	209.6	219.5	5.5	225.0
Shares issued to employees exercising stock options	0.8	20.0	—	—	—	20.8	—	20.8
Share based compensation:
Options	—	—	—	4.7	—	4.7	—	4.7
Movement in treasury shares	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Appropriation of reserves	—	—	—	29.1	(29.1)	—	—	—
Dividends	—	—	—	—	(49.1)	(49.1)	(4.8)	(53.9)
Balance as at 27 June 2008	182.7	1,664.7	113.8	341.9	849.3	3,152.4	96.2	3,248.6

1.                          Accounting policies

The accounting policies used in the preparation of the condensed interim consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Operating results for the six months ended 27 June 2008 are not indicative of the results that may be expected for the year ended 31 December 2008 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed interim consolidated financial statements for the periods presented. These condensed interim consolidated financial statements should be read in conjunction with the 2007 annual financial statements, which include a full description of the accounting policies of the Company.

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                          Exchange rates

For Coca-Cola Hellenic, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	27 June 2008	29 June 2007	27 June 2008	31 December 2007
US dollar	1.54	1.33	1.56	1.45
UK sterling	0.78	0.67	0.79	0.73
Polish zloty	3.48	3.84	3.36	3.61
Nigerian naira	181.26	170.71	183.76	171.46
Hungarian forint	251.89	249.69	237.20	254.23
Swiss franc	1.61	1.64	1.62	1.67
Russian rouble	36.73	34.68	36.83	35.93
Romanian leu	3.67	3.32	3.68	3.53

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:

Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Three Months Ended		Six months ended
	27 June 2008	29 June 2007	27 June 2008	29 June 2007
Volume in unit cases (million)
Established countries	190.3	188.2	339.7	332.4
Developing countries	113.0	110.3	190.1	184.4
Emerging countries	281.6	269.2	483.9	453.2
	584.9	567.7	1,013.7	970.0

Net sales revenue (€ million)
Established countries	752.9	749.5	1,341.7	1,317.4
Developing countries	384.1	343.0	629.2	559.4
Emerging countries	804.7	752.0	1,343.5	1,223.1
	1,941.7	1,844.5	3,314.4	3,099.9

EBITDA (€ million)
Established countries	129.6	140.8	206.5	210.3
Developing countries	65.8	63.2	82.1	82.1
Emerging countries	145.1	156.3	207.5	212.4
	340.5	360.3	496.1	504.8

EBIT (€ million)
Established countries	98.3	111.8	146.7	151.2
Developing countries	48.9	45.1	47.1	47.9
Emerging countries	99.6	113.7	119.5	131.7
	246.8	270.6	313.3	330.8
Reconciling items (€ million)
Finance costs			(50.4)	(36.8)
Share of results of equity method investments			(0.4)	0.3
Taxation			(44.9)	(66.0)
Minority interests			(8.0)	(6.6)
Profit for the period attributable to shareholders of the Group			209.6	221.7

	As at
	27 June 2008	31 December 2007
Total assets (€ million)
Established countries	3,375.3	3,099.1
Developing countries	1,325.0	1,097.4
Emerging countries	2,970.7	2,616.3
Corporate / intersegment receivables	(91.8)	(178.5)
	7,579.2	6,634.3

4.             Finance costs

	Three Months Ended		Six Months Ended
	27 June 2008	29 June 2007	27 June 2008	29 June 2007
	€ million	€ million	€ million	€ million
Interest expense	32.8	20.9	55.3	41.7
Net foreign exchange translation (gains) / losses	(0.8)	(1.2)	1.2	0.2
Fair value gains on interest rate swaps and forward contracts	(0.8)	(0.1)	(0.4)	—
Interest income	(4.1)	(2.7)	(5.7)	(5.1)
Total finance costs	27.1	16.9	50.4	36.8

5.             Tax

The effective tax rate for the Company differs from the 2008 Greek statutory rate of 25% as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-31%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

The effective tax rate (excluding the adjustments to intangible assets) is approximately 17% for the first half of 2008 (2007: 22%). This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

Selective explanatory notes to the condensed interim consolidated financial statements (unaudited)

6.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2008 six months: 364,279,235; 2008 second quarter 364,710,555; 2007 six months and second quarter: 363,101,874). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

Comparative earnings per share have been adjusted for the bonus share issue in 2007.

7.                                      Tangible and intangible assets

	Property, plant	Intangible
	and equipment	assets
	€ million	€ million
Opening net book value as at 1 January 2008	2,857.8	1,913.0
Additions	420.0	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(1.6)
Arising on prior year acquisitions	11.8	(8.9)
Disposals	(6.9)	(17.6)
Depreciation / amortization	(174.7)	(1.8)
Foreign exchange differences	(10.9)	13.5
Closing net book value as at 27 June 2008	3,097.1	1,896.6

8.                                      Net debt

	As at	As at
	27 June 2008	31 December 2007
	€ million	€ million
Long-term borrowings	1,196.7	1,582.4
Short-term borrowings	892.3	316.3
Cash and cash equivalents	(339.9)	(197.0)
Net debt	1,749.1	1,701.7

Under the €2.0 billion Euro Medium Term Note programme, the Company has a €350.0 million 3-year Euro-denominated bond which matures on 24 March 2009.  As at 27 June 2008 this was included within short-term borrowings. Short-term debt balances were also increased to fund capital expenditures, working capital needs and investments.

9.                                      Share capital

During the first six months of 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 824,832 and 810,511 new ordinary shares, on 28 February and 12 June 2008 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €20.8 million.

After the above increases, the share capital amounts to €182.7 million and is divided into 365,373,700 shares with a nominal value of €0.50 each.

10.                               Dividends

The shareholders approved a dividend of €0.25 per share (totaling €91.3 million), for the year ended 31 December 2007, at the Annual General Meeting held on 23 June 2008. A portion of €42.2 million of the total dividend was accrued as of 31 December 2007, as a statutory minimum dividend in accordance with Greek corporate legislation. The remaining €49.1 million is recorded in shareholders equity in the second quarter of 2008 as an appropriation of retained earnings. The dividend payment commenced on 3 July 2008.

11.                               Contingencies

There have been no significant changes in contingencies since 31 December 2007 (as described in the 2007 Annual Report available on the Company’s web site: www.coca-colahellenic.com).

12.                               Employee numbers

The average number of full-time equivalent employees in the six months of 2008 was 47,777 (2007: 44,486).

13.                               Römerquelle trademark

On 26 June 2008, the Company sold to The Coca-Cola Company a legal entity containing the trademarks for the Römerquelle group of brands and 50% of a legal entity that will act as the operating entity, and that contains rights to the water source, for the Römerquelle group of brands. We intend to operate a joint venture with The Coca-Cola Company in respect of the production, sale and distribution of the Römerquelle group of brands.

[Translation from the original text in Greek]

Report on review of interim financial information

To the Shareholders of Coca-Cola Hellenic Bottling Company S.A.

Introduction

We have reviewed the accompanying consolidated condensed balance sheet of Coca-Cola Hellenic Bottling Company S.A and its subsidiaries (the “Group”) as of 27 June 2008, the related consolidated condensed statements of income, cash flows and consolidated statement of changes in equity for the six-month period then ended which also include certain explanatory notes as set out on pages 12 to 22. The Company’s Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and as applicable to interim financial reporting (International Accounting Standard “IAS 34”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” to which Greek Auditing Standards refer.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Athens, 30 July 2008
PricewaterhouseCoopers S.A.	THE CERTIFIED AUDITOR
268 Kifissias Avenue
152 32 Halandri
SOEL Reg. No. 113	Vassilios Goutis
SOEL Reg. No. 10411

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: July 31, 2008